March 17, 2011

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

Corporate Finance Division

100 F Street, N. E.

Washington, D.C. 20549

Re:	Transition Therapeutics Inc.

Form 20-F

Filed September 28, 2010

File No. 001-33514

Dear Mr. Riedler:

We are writing in response to your comment letter dated March 8, 2011 relating to Transition Therapeutic Inc.’s Form 20-F, which was filed on September 28, 2010.

We have organized our reply by showing your question first followed by our response.

Item 3. Key Information

D. Risk Factors. page 4

1.	On page 12 you disclose that greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. Please provide proposed disclosure for future filings of risk factor disclosure relating to the above serious adverse events, including the dates of each of the nine deaths, and all other serious adverse events related to your products and potential risks and litigation to the Company from those events.

In light of your comments, we will include additional Risk Factor disclosures, as outlined below. Please note that we have not included the individual dates of each patient death in the disclosure, because such information is not usually relevant or material from a Food and Drug Administration standpoint. However, we have included the time period during which all deaths occurred. Our proposed disclosure is as follows:

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005, can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250 mg bid, 1000 mg bid and 2000 mg bid. The two high dose ELND005 groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively. These deaths occurred between August 2008 and November 2009. The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

•	regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects. We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

Item 4. Information on the Company

Business of the Corporation

Intellectual Property

Patent Protection, page 19.

2.	You disclose that you hold rights to 37 patent families relating to your technology and you possess or exclusively license 44 issued patents. In addition, you have provided a description of two patents related to ELND005 (AZD-103). Please confirm that the two patents described on page 19 are your only material patents. Alternatively, please provide proposed disclosure for future filing of each of your material patents, including the product to which the patent relates and the jurisdiction and expiration of the date of the patent.

We confirm that the two patents relating to ELND005 (AZD-103) as described on page19 are the Company’s only material issued patents.

Strategic Collaborations. page 21

3.	Please provide proposed disclosure to be included in future filings discussing the duration and termination provisions of the collaboration agreement with Elan and the licensing and collaboration agreement with Eli Lilly.

Collaboration Agreement with Elan

Please note that the duration and termination agreement provisions are part of the agreement which has been filed on Edgar. However, we will include in our disclosures the following:

The term of the Collaboration Agreement runs until Elan is no longer developing or commercializing ELND005. Elan may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party. In addition, if Elan has not initiated a new ELND005 clinical trial by December 31, 2012, or otherwise paid Transition $11.0 million by January 31, 2013, the Collaboration Agreement will terminate.

Licensing and Collaboration Agreement with Eli Lilly – TT401/402

Please note that the duration and termination agreement provisions are part of the agreement which has been filed on Edgar. However, we will include in our disclosures the following:

The agreement continues until the expiration of all payment obligations under the agreement. If Transition commercializes the product, Transition can terminate the agreement on 90 days notice. Either party may terminate for material breach.

Licensing and Collaboration Agreement with Eli Lilly – Gastrin

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. The agreement has been terminated.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the additional information we have provided addresses your additional questions. If you require additional information or wish to discuss our response in further detail, please do not hesitate to contact me at (416) 263-1203.

Yours very truly,

/s/ Elie Farah

Elie Farah

President and Chief Financial Officer